FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                that a Registered Investment Company has Ceased
                   to be an Investment Company under the Act


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):
         [x]      Merger
         [x]      Liquidation
         [ ]      Abandonment   of   Registration    (Note:    Abandonments   of
                  Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]      Election of status as a Business  Development  Company  (Note:
                  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Amerindo Funds Inc.

3.       Securities and Exchange Commission File No.: 811-07531

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [x]      Initial Application       [  ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         599 Lexington Avenue
         New York, NY 10022

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Beth Kramer Esq.
         Kirkpatrick & Lockhart Nicholson Graham LLP
         599 Lexington Avenue
         New York, NY 10022
         (212) 536-4024

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7.       Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Beth Kramer Esq.
         Kirkpatrick & Lockhart Nicholson Graham LLP
         599 Lexington Avenue
         New York, NY 10022
         (212) 536-4024

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

                  [x]      Management company;
                  [ ]      Unit investment trust; or
                  [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

         The fund is organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         From February 6, 1996, until May 31, 2005, Amerindo Investment Advisers, Inc., located at 399 Park Avenue, NY, NY 10022, served as the fund's investment adviser.

         From June 3, 2005 until the merger, Munder Capital Management, ("MCM"), 480 Pierce Street, Birmingham, MI 48009 the fund's investment adviser is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         SEI Investments
         1 Freedom Valley Drive
         Oaks, PA  19456

13.      The fund is not a unit investment trust ("UIT").

                                      -2-

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14.      Is there a UIT  registered  under the Act that  served as a vehicle for investment in the fund?

                  [ ]  Yes         [x]  No

15.      (a)      Did the  fund  obtain  approval  from the  board of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes          [ ]  No

                  If Yes,  state the date on which the  board  vote took  place:
                  [July 18, 2005]

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? [x] Yes [ ] No

                  If Yes, state the date on which the shareholder vote took place: October 14, 2005

                  If No, explain: No shareholder vote was required; all shares had been redeemed.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [x]  Yes [  ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions: October 24, 2005

         (b)      Were the distributions made on the basis of net assets?

                  [ x]  Yes         [  ]  No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [ x]  Yes         [  ]  No

         (d)      Not applicable.

         (e)      Not applicable.

17.      CLOSED-END FUNDS ONLY:

         Not Applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [x]  Yes          [  ]  No

         If No,

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         (a)      How many  shareholders  does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  [  ]  Yes         [x]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
         (b)      Why has the fund retained the remaining assets?
         (c)      Will the remaining assets be invested in securities?

                  [  ]  Yes         [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]  Yes         [x]  No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses  incurred in  connection  with the Merger or
                  Liquidation:
                  (i)      Legal expenses:                           $ 85,000
                  (ii)     Accounting expenses:                      $  3,000
                  (iii)    Other expenses (filing fees and related
                           expenses):                                $ 45,000
                  (iv)     Total expenses (sum of lines (i)-(iii)
                           above):                                   $133,000

         (b) How were those expenses allocated? Split between the Fund and MCM except each party paid their own legal expenses.

                                      -4-

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         (c)      Who paid those expenses?

                  Fund and MCM

         (d)      How did the fund pay for unamortized expenses (if any)?

                  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ]  Yes         [x]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [  ]  Yes         [x]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]  Yes         [x]  No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State  the  name of the  fund  surviving  the  Merger:  Munder
                  Internet Fund

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-21294

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number: 333-126863; form type used: N-14; and date the agreement was filed: August 30, 2005.

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Amerindo Funds Inc, (ii) she is the President of Amerindo Funds Inc, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                                    /s/ Dana E. Smith
                                                    --------------------
                                                    Dana  E. Smith
                                                    President
                                                    Amerindo Funds Inc.